SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.2)*

CHINA LIBERAL EDUCATION HOLDINGS LIMITED
(Name of Issuer)

Ordinary shares, $0.001 par value per share

(Title of Class of Securities)

G2161Y109**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number G2161Y109 has been assigned to the ordinary shares (“Ordinary Shares”) of the Issuer, which are listed on the Nasdaq Capital Market under the symbol “CLEU.”

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2161Y109

1	Name of Reporting Person Man Woo Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0% (1)
12	Type of Reporting Person FI

________________

(1)	The beneficial ownership percentage is calculated based on 13,848,333 ordinary shares of the Issuer issued and outstanding as of December 31, 2021.

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CUSIP No. G2161Y109

1	Name of Reporting Person Choi Sio Peng
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Macau Special Administrative Region of the People's Republic of China (“Macau”)

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person IN

________________

(1)	The beneficial ownership percentage is calculated based on 13,848,333 ordinary shares of the Issuer issued and outstanding as of December 31, 2021.

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CUSIP No. G2161Y109

ITEM 1.

(a)	Name of Issuer:

China Liberal Education Holdings Limited

(b)	Address of Issuer’s Principal Executive Offices:

Room 1618 Zhongguangcun MOOC Times Building, 18 Zhongguangcun Street, Haidian District. Beijing, People’s Republic of China 100190

ITEM 2.

(a)	Name of Person Filing:

(i)	Man Woo Limited
(ii)	Choi Sio Peng

(collectively, the “Reporting Persons”)

(b)	Address of Principal Business Office, or if None, Residence:

The addresses of the Reporting Persons are:

(i)	Man Woo Limited

Vistra Corporate Services Centre, Wickhams Cay II, Road Town Tortola, VG1110, British Virgin Islands.

(ii)	Choi Sio Peng

Room 1618 Zhongguangcun MOOC Times Building, 18 Zhongguangcun Street, Haidian District. Beijing, People’s Republic of China 100190

(c)	Citizenship:

(i)	Man Woo Limited

British Virgin Islands

(ii)	Choi Sio Peng

Macau

(d)	Title of Class of Securities:

Ordinary Shares, par value $0.001 per share

(e)	CUSIP Number: G2161Y109

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ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Persons	Beneficial Ownership(1)	Percentage of Total Ordinary Shares(1)(3)	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power(1)
Man Woo Limited (2)	0	0%	0	0	0	0
Choi Sio Peng	0	0%	0	0	0	0

__________________

(1)	Represents the number of ordinary shares indirectly held by Choi Sio Peng through Man Woo Limited as of December 31, 2021.

(2)	Man Woo Limited is wholly owned and controlled by Choi Sio Peng.

(3)	The beneficial ownership percentage is calculated based on 13,848,333 ordinary shares of the Issuer issued and outstanding as of December 31, 2021.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

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ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

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LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Man Woo Limited

/s/ Choi Sio Peng
Name: Choi Sio Peng
Title: Sole Director

/s/ Choi Sio Peng
Name: Choi Sio Peng

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